Exhibit 99.2

Quarterly Commentary

Quarter Ended September 30, 2015

October 29, 2015

Third Quarter Performance Summary

The results of Intelsat S.A. (“Intelsat” or the “company”) in the quarter reflect continued progress on our financial and operating priorities. Activity in our three customer sets is tracking to our expectations, and our planned 2016 satellite program remains on schedule. Today we announced a number of new contracts on the Intelsat EpicNG fleet, demonstrating our differentiated position and the ability to address expected incremental opportunities of approximately $3 billion by 2020 from new and faster growing applications and vertical markets.

Our third quarter performance was in line with our expectations, with revenue of $581 million, a 5 percent decline as compared to the third quarter of 2014. Net income attributable to Intelsat S.A. was $78 million, or $0.66 per diluted common share, in the third quarter. Adjusted net income per diluted common share[1] was $0.85 for the same period.

Adjusted EBITDA[1] for the period was $458 million, or 79 percent of revenue, as compared to $485 million, or 80 percent of revenue, in the third quarter of 2014. Our performance on this metric reflects reduced revenue per our expectations, as is discussed further in this document, and modestly increased expenses primarily due to incremental investments related to our ground segment innovation initiatives. Free cash flow from operations1 of $255 million reflects cash interest payments given the timing of our debt service and timing of capital expenditures based upon the milestones achieved in the period.

Progress in growing applications such as mobility broadband for the aeronautical and maritime sectors was more than offset by the trends affecting our business that were originally detailed in our February 2015 Quarterly Commentary, such as limited inventory suited for growth opportunities, non-renewals of certain services reaching the end of their lifecycles, the competitive environment and geo-economic conditions, especially those in Russia and Brazil.

Contracted backlog at September 30, 2015 was $9.5 billion, unchanged from June 30, 2015. At 4 times trailing twelve months revenue, our backlog continues to provide our business with predictability and visibility into future cash flow.

Intelsat S.A.

Quarterly Commentary

3Q 2015

2015 Operational Priorities

In 2015, we are focused on executing on our five operational priorities outlined below. As we execute on these priorities, we are building the inventory and service capabilities that will allow us to position for long-term growth. We are targeting the $3 billion in incremental revenue opportunity through 2020 that is forecasted from our existing and emerging applications that we believe represent larger and more sustainable addressable markets.

Third quarter 2015 progress on our priorities is noted below:

•	Maintain our design and manufacturing schedule for the next generation Intelsat EpicNG® fleet, and other satellites in our plan, to ensure availability of new inventory to drive revenue growth;

•	In the third quarter, we successfully launched the Intelsat 34 satellite; it was placed into service earlier this month. The satellite is primarily a replacement satellite supporting media applications in South America, with some incremental inventory designed for mobility services over the North Atlantic.

•	Our 2016 launch plan remains intact, with all in-service dates maintained (see table below for our complete launch plan). While the launch of our Intelsat 31 satellite has been delayed by the launcher by several weeks to the second quarter of 2016, we have maintained the in-service date of the second quarter of 2016.

•	Drive innovation to create next generation solutions, including collaborating with ground technology manufacturers and other partners to ensure optimized performance, economics and simplified access for Intelsat EpicNG, for applications including broadband infrastructure, mobility, government, media and enterprise solutions;

•	Our antenna development program with Kymeta is progressing, with alpha prototypes currently in production. In addition, Phasor, the developer of our antenna initiative which will address the business jet sector also continues to achieve its milestones. We believe these initiatives will start production of commercial units as early as 2017.

•	Develop application-specific capacity and new service offerings that support the growth objectives of our customers across our business in the media, network services and government sectors, including mobility applications, and invest in our video neighborhood orbital locations to support long-term growth goals;

•	Intelsat provided an interim update reflecting contracted commitments to the Intelsat EpicNG platform, which will begin to launch in 2016. Since July 1, 2015, Intelsat has signed six agreements with customers spanning applications including mobility, enterprise, fixed and wireless infrastructure and media distribution. In terms of total committed throughput, the majority is incremental to Intelsat’s current business, with most customers contracting for either the same or increased amounts of capacity.

Intelsat S.A.

Quarterly Commentary

3Q 2015

One of these agreements is a significant commitment by a global provider of broadband services that focuses on markets including the energy, government and cruise industries. The global agreement utilizes the Intelsat EpicNG fleet as well as other satellites in the Intelsat network for a solution spanning 20 of our satellites, one of the single largest enterprise commitments Intelsat has ever been awarded. Other commitments to the Intelsat EpicNG platform in the period include national telecommunications operators in Latin America, supporting applications such as wireless infrastructure for upcoming 3G implementations and broadband connectivity to remote villages.

•	We continue to market IntelsatOne® Flex, our managed mobility infrastructure. Given the backwards compatible design of our Intelsat EpicNG program, customers can start service on existing mobility beam infrastructure and gain higher efficiency service once the Intelsat EpicNG satellites begin to be deployed.

•	Maintain our leadership in government services, focusing on government projects that require end-to-end network responsibilities and complex network support, improving our value proposition to government customers seeking affordable solutions from trusted commercial providers;

•	Our subsidiary, Intelsat General Corporation (“Intelsat General”) continues to position for growth. The Intelsat EpicNG platform is expected to be in demand for growing airborne applications and wideband requirements. Many government agencies are acknowledging that highly efficient communications capabilities can be supplied by the commercial sector and are seeking new acquisition models and services for the future.

•	Optimize use of our spectrum rights and global presence to maximize market access and continuity, particularly in attractive regions, while maintaining investment discipline.

•	Intelsat and Azercosmos disclosed that an order has been placed with SSL for a previously announced satellite project at 45ºE, providing revenue continuity and growth for Intelsat’s current and future customers at that orbital location.

Intelsat S.A.

Quarterly Commentary

3Q 2015

3Q 2015 Business Highlights and Customer Set Performance

All 2015 comparisons are to the same period in 2014 unless specifically noted otherwise.

Network Services

Network services generated revenue of $263 million in the third quarter of 2015, a $25 million, or 9 percent, decrease from the year-ago quarter. Enterprise network revenues declined due to the competitive environment and some non-renewals. Revenues from point-to-point and trunking services, such as channel and certain other transponder services, declined due to non-renewal as these services reach end of lifecycle, a trend that we expect to further accelerate in the fourth quarter of 2015 and continue into 2016 (see Outlook section for further details). Additionally, the effects of currency pressures in Brazil and Russia contributed to the overall decline.

Third Quarter Highlights and Business Trends:

Commitments for our next generation Intelsat EpicNG fleet continue to build. In addition to the large contract described above in “2015 Operational Priorities”, other Intelsat EpicNG network services contracts include the following:

•	Anditel, a leading provider of telecommunications services in Colombia, selected the Intelsat EpicNG next generation services to support a project providing broadband internet connectivity to 100 remote communities located throughout the region. Under the multi-year agreement, Anditel will leverage Intelsat 907 located at 27.5°W, Intelsat 29e, which will be located at 310°E, as well as Intelsat’s terrestrial network, IntelsatOne®, to extend Anditel’s existing network infrastructure. By doing so, Anditel can broaden its reach and provide new customers with the connection needed to power businesses, schools, medical facilities and homes in the targeted communities.

•	Also in Latin America, we signed a long-term renewal with a national telecommunications provider for use in wireless infrastructure as it seeks to enhance the footprint and capability of its network. The customer, which maintained its existing capacity commitment throughout the life of the service agreement, will transition its services from Intelsat 903, which is expected to reach end of service life in 3Q 2018, to Intelsat 35e when that satellite enters service in 2018. The customer plans to use the increased efficiency provided by the Intelsat EpicNG capacity to introduce 3G and LTE technology in remote regions of its territory and enhance the throughput of its network.

Intelsat S.A.

Quarterly Commentary

3Q 2015

•	Intelsat built upon its relationship with Compania Anonima Nacional Telefonos de Venezuela (“CANTV”). During the quarter, Intelsat signed a new multi-year, multi-satellite agreement for expanded services under which the fixed and wireless service provider will use capacity on a number of Intelsat’s satellites, including the Intelsat EpicNG platform. The customer will increase its MHz commitment over the course of the multi-year agreement, gaining additional throughput efficiencies as its services transition to the first Intelsat EpicNG satellite, Intelsat 29e. The customer will utilize the increased efficiency to enhance services offered across the CANTV telecommunications infrastructure, supporting applications such as cell backhaul, enterprise networks, oil and gas, and government.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical, Internet of Things and maritime mobility applications and high throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. On a combined basis, these applications are expected to grow from a $4 billion opportunity in 2015 to $7 billion opportunity in 2020. The launches of Intelsat 29e, Intelsat 32e and Intelsat 33e, expected to enter service from mid-2016 to the first quarter of 2017, are designed to provide necessary growth capacity to address these applications.

Media

Our media business applications generated revenue of $217 million in the third quarter of 2015, a slight increase from the year-ago quarter. Revenue increases from the entry into service of Intelsat 30 in late 2014 were offset by the transition of some of our North American media customers to new compression standards, which result in reduced volume, as was reported in prior quarters, continued softness in occasional use (“OU”) contribution services and the impact of currency fluctuations, primarily in Russia and Brazil.

Third Quarter Highlights and Business Trends:

Business in the quarter was driven primarily by new and renewing contracts related to Intelsat’s media distribution neighborhoods in Asia, Europe and Latin America.

•	Customers in Africa and Brazil are seamlessly transitioning subscribers from analog to DTT using Intelsat’s satellites. Sentech, a leading broadcasting signal distributor in Africa, signed a multi-year contract extension under which it will continue to leverage its DTH-S Platform service that utilizes Ku-band capacity on Intelsat’s leading African media neighborhood, Intelsat 20 at 68.5°E, to cost-effectively expand and enhance its Direct-to-Home (“DTH”) and DTT services in Africa. In Brazil, TV Cultura, a part of The Padre Anchieta Foundation, selected Intelsat’s media neighborhood at 317°E, Intelsat 11, to enhance its DTT offering in Brazil. By selecting Intelsat 11, TV Cultura will be able to leverage the powerful distribution platform to distribute its programming internationally.

•	Next Step (Asia Pacific), a new DTH platform operator in Thailand has selected Intelsat’s Horizons-2 satellite to host its innovative platform. Next Step needed capacity to launch its platform, which features the country’s first free to air and premium content DTH service. Intelsat responded by repositioning a beam from the Horizons-2 satellite, giving Next Step a high performance beam and faster time to market.

Intelsat S.A.

Quarterly Commentary

3Q 2015

•	As was announced in September, we signed a contract on Intelsat 33e that will enable the Television and Radio Broadcasting Network of Armenia (“TRBNA”) to implement a digital terrestrial television (“DTT”) network. This will give TRBNA single signal distribution of content that will allow it to deliver DTT services to all of Armenia using an Intelsat EpicNG solution featuring one powerful Ku-band spot beam.

Given the high fill rates on our most popular video neighborhood satellites, the next growth catalyst for our media business is the launch of Intelsat 31. This satellite, which is expected to launch and enter into service in the second quarter of 2016, has a customized Ku-band payload in support of DIRECTV® Latin America. In the third quarter of 2016, we also expect to launch Intelsat 36, which supports growth for our South Africa DTH neighborhood at 68.5ºE. This satellite is expected to enter service in the fourth quarter of 2016.

Government

Sales to government customers generated revenue of $95 million in the third quarter of 2015, a $3 million, or 3 percent, decrease from the year-ago quarter. Overall, the decline reflects the effect of troop withdrawals, reduced U.S. government budget spend and consolidations of government customer requirements, resulting in fewer contract renewals or renewals with lower unit requirements. Revenue declines were heavily weighted to off-network services.

The current proportion of on-network services as a percentage of total government revenue is 59 percent, as compared to the third quarter of 2014, where the proportion was 57 percent.

Third Quarter Highlights and Business Trends:

•	The overall volume of renewals is in-line with our 2015 guidance. Terms have generally returned to the standard period of one year.

•	Intelsat General received a contract for 144 MHz of Ku-bandwidth to support U.S. military operations in the Central Command (“CENTCOM”) Area of Responsibility (“AOR”). The service, which commenced in September 2015, has four, one-year renewal option periods.

•	In September, Intelsat General received notice that it was not awarded the replacement contract to the Navy’s Commercial Broadband Satellite Program (“CBSP”) Satellite Services Contract (“CSSC”). Intelsat is the prime contractor under the current CBSP contract through April 2016. Intelsat General has filed a protest of the award with the U.S. General Accountability Office (“U.S. GAO”). Under the protest procedure, the U.S. GAO has 100 days to consider the matter. The value of this contract was approximately $35-$40 million annually over the five-year program life; however, the impact to Adjusted EBITDA is significantly less given the proportion of off-network services provided under the contract.

The sequential quarterly revenues of this business are stabilizing in the second half of 2015 and into early 2016. This near-term view is based upon the current tempo of our end-customers’ operations. Still, visibility remains limited, with the pace of RFP issuance and subsequent awards remaining slow.

Intelsat S.A.

Quarterly Commentary

3Q 2015

Fleet and Operations Update

Station-kept transponders were 2,150 units at the end of the third quarter; utilization was at 75 percent. This compares to 2,200 units and 75 percent at the end of the second quarter. The decline in station-kept transponders reflects the placement of Intelsat 10 into inclined orbit during the period.

Intelsat currently has eleven satellites in the concept, design and manufacturing stages, nine of which are funded under our capital expenditure program.

With the launch and entry into service of Intelsat 34 in August and October respectively, Intelsat has no further launches planned for 2015. The next generation Intelsat EpicNG program begins with the Intelsat 29e satellite, which is currently expected to launch on an Arianespace rocket in the first quarter of 2016 and expected to enter into service in mid-2016. Intelsat 31, a second satellite to be used primarily by DIRECTV® Latin America, is currently expected to launch on a Proton launcher in the second quarter of 2016 and enter into service later that quarter. Details related to our satellite programs in the concept, design and manufacturing stages are noted below and are subject to change. Please note that our disclosure now indicates the assigned launch provider for each satellite.

Satellite*	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 29e	IS-1R, IS-805	310°E	Arianespace Ariane 5	1Q16	Mid-2016	Broadband & Mobility
Intelsat 31	New	95°W	Proton	2Q16	2Q16	DTH
Intelsat 36	New	68.5°E	Arianespace Ariane 5	3Q16	4Q16	DTH/Media
Intelsat 33e	IS-904	60°E	Arianespace Ariane 5	3Q16	1Q17	Broadband Infrastructure
Intelsat 35e	IS-903	325.5°E	SpaceX Falcon 9	2017	2018	Broadband & Media
Intelsat 37e	9-series Replacement	TBD	Arianespace Ariane 5	2017	2018	Broadband Infrastructure
Traditional	9-series Replacement	TBD	Not Yet Assigned	2018	2019	Broadband & Media
Traditional	9-series Replacement	TBD	Not Yet Assigned	2018	2019	Broadband Infrastructure
EpicNG class	10-series Replacement	TBD	Not Yet Assigned	2019	2020	Broadband & Media

In addition to these planned satellites, Intelsat 32e and Intelsat 38 are custom payloads being built for us on third-party satellites and will not require capital expenditure. Intelsat 32e will be located at 43.1°W; the satellite is planned for launch in the second half of 2016. A launch date is not yet set for Intelsat 38, which will be located at 45°E.

Intelsat S.A.

Quarterly Commentary

3Q 2015

Third Quarter Financial Performance

Revenue

Intelsat’s revenues are generated from the provision of On-Network services, or services delivered via our satellite or ground network, and Off-Network services, derived from sales of capacity services sourced from other operators. Effective first quarter 2015, we expanded our definition of On-network services to include commitments for third-party capacity, generally long-term in nature, that we integrate and market as part of our owned infrastructure. In addition, effective first quarter 2015, certain revenues were reclassified between transponder services and managed services across our customer sets in order to better reflect the nature of the underlying business.

At $581 million, total company revenue declined $28 million, or 5 percent, as compared to the third quarter of 2014.

On-network services of $534 million decreased by $23 million, or 4 percent. Transponder services of $421 million reported an aggregate decrease of $19 million, or 4 percent, primarily due to a $22 million decrease in revenue from network services customers, partially offset by a $3 million increase from media customers. The network services decline was mainly due to reduced volumes resulting from non-renewals of point-to-point connectivity and certain cellular backhaul services, together with non-renewals and renewal pricing at lower rates of enterprise networks. The transponder services aggregate decrease also reflects $7 million in currency-related reductions of our contracts in Brazil and Russia, across our network services and media businesses. Managed services declined to $101 million, or 1 percent, largely due to lower sales of occasional use services to media customers and reduced capacity sold for government applications. Channel services declined by $3 million, to $11 million.

Off-network and other revenues of $47 million declined by $4 million, or 8 percent. Transponder, Mobile Satellite Services (“MSS”) and other off-network services decreased by a total of $3 million, largely due to a decline in sales of third-party off-network transponder services and MSS capacity, both of which are primarily related to government applications. Satellite-related services decreased by $1 million, primarily due to reduced revenue from support for third party satellites and other services.

Intelsat S.A.

Quarterly Commentary

3Q 2015

Expenses

Direct costs of revenue, excluding depreciation and amortization, was $78 million in the third quarter of 2015, constituting an 8 percent decline, as compared to the prior year quarter. The decrease was mainly comprised of a $3 million decline in the cost of third-party capacity purchased related to lower sales of such services for government applications and a decline in staff-related expenses. The decrease was partially offset by an increase in other direct costs of revenue.

At $47 million, selling, general and administrative expenses in the third quarter increased by $3 million, as compared to the prior year period, primarily due to development expense related to our antenna innovation initiatives.

Interest expense, net, consists of the gross interest expense we incur together with gains and losses on interest rate swaps (which reflects net interest accrued on the interest rate swaps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. Interest expense, net, was $221 million in the third quarter of 2015, a decrease of $14 million, or 6 percent, as compared to the prior year period. The decline was primarily the result of debt reduction activities in 2014 and higher capitalized interest in the current period.

Other expense, net was $4 million for the third quarter of 2015, as compared to $2.5 million for the prior year period.

Income taxes reflected a benefit of $19 million for the third quarter 2015 as compared to income tax expense of $5 million for the third quarter of 2014. The decrease was principally due to the recognition of previously unrecognized tax benefits related to our U.S. subsidiaries.

Adjusted EBITDA

Adjusted EBITDA for the period was $458 million, or 79 percent of revenue, as compared to $485 million, or 80 percent of revenue, in the third quarter of 2014. Our performance on this metric primarily reflects reduced revenue and increased operating expenses

Earnings

Net income attributable to Intelsat S.A. was $78 million, or $0.66 per diluted common share, for the third quarter. Adjusted net income attributable to Intelsat S.A.[1] was $100 million for the third quarter of 2015, compared to $92 million for the same period in 2014. Adjusted diluted net income per common share[1] was $0.85 for the third quarter of 2015, compared to $0.79 for the same period in 2014.

Intelsat S.A.

Quarterly Commentary

3Q 2015

Cash Flows

During the third quarter of 2015, net cash provided by operating activities was $407 million. This included $57 million in customer prepayments received in the third quarter. Customer prepayments received for the year to date 2015 totaled $122 million.

Cash interest paid in the third quarter was $72 million, with relatively higher interest payments due in the second and fourth quarters of the year, as compared to the first and third quarters; $24 million of interest was capitalized during the third quarter.

Capital expenditures were $152 million, resulting in free cash flow from operations of $255 million for the third quarter of 2015.

Our ending cash balance at September 30, 2015, was $328 million.

Capital Structure

An important priority for the company is ensuring that we manage the fluidity of our capital structure, maintaining our flexibility to be able to manage debt maturities as we deem appropriate. During the third quarter of 2015, our subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), declared and paid a dividend of $360 million in cash to its parent, Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), also one of our subsidiaries. Subsequent to the payment of the dividend, a subsidiary of Intelsat Luxembourg loaned an aggregate principal amount of $360 million to Intelsat Jackson (the “Intercompany Loan”) pursuant to a promissory note. The Intercompany Loan is prepayable by Intelsat Jackson in whole or in part at any time.

Outlook

Intelsat emphasized the trends that are currently pressuring, and will continue to pressure, top line growth through 2016. We believe that it will be difficult to return to top line growth until our new satellites are in service, specifically Intelsat 29e, Intelsat 36 and Intelsat 33e, which are expected to begin entering service in mid-2016 through the first quarter of 2017.

We continue to watch carefully the reduced renewals of point-to-point services included in our transponder service type. Slightly more than 6% of total company 2014 revenue, these services can now be better delivered by fiber; we expect these services to exit our network on an accelerated pace over the next several years.

We note increased traditional satellite capacity supply across all regions. While not all incremental capacity provided by other operators is targeted to the customers and applications supported on our fleet, we do expect that the competitive environment will be intense, with pricing pressure expected in certain regions, primarily with respect to network services applications.

Our strategy to address the trends identified above includes our intent to leverage the entire portfolio of services we provide to large ‘power users’ of satellite capacity. Our strategy also includes the introduction of new services that feature our global footprint and our differentiated capacity. Our strategy also includes supporting innovations in the ground segment, including simple access through new antenna technologies for which we will have exclusive access to address certain target markets. Given the growing volume of commitments to our next generation fleet, we are satisfied that our marketing efforts and business case remain on track with our expectations.

Intelsat S.A.

Quarterly Commentary

3Q 2015

Intelsat reaffirmed its 2015 revenue and Adjusted EBITDA financial outlook, and Capital Expenditure Guidance as reconfirmed in August 2015.

We continue to expect full year 2015 revenue of $2.330 billion to $2.380 billion and Adjusted EBITDA of $1.81 billion to $1.86 billion.

Capital Expenditure Guidance is unchanged:

Guidance	FY 2015	FY 2016	FY 2017
Capital Expenditures	$675M - $750M	$725M - $800M	$725M - $825M
Customer Prepayments	$125M - $150M	$0 - $25M	$0

Our capital expenditure guidance includes capitalized interest. Customer prepayments guidance reflects only amounts contracted for at the quarter end. The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

The net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of 7.5 percent as a result of the satellites entering service between January 1, 2015 and December 31, 2017, with the growth weighted to later in the period. This aligns to the launches of the Intelsat EpicNG high throughput satellites, the first two of which enter service in mid-2016 and the first quarter of 2017.

Stephen Spengler, Chief Executive Officer, Intelsat S.A.

Michael McDonnell, Executive Vice President and Chief Financial Officer, Intelsat S.A.

[1]	In this quarterly commentary document, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA (“AEBITDA”), free cash flow from (used in) operations and related margins, adjusted net income and adjusted net income per diluted common share included in this commentary are non-GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Intelsat S.A.

Quarterly Commentary

3Q 2015

Safe Harbor Statement

Statements in this quarterly commentary and certain oral statements made from time to time by our representatives constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this quarterly commentary, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance, including in our different customer sets, and Adjusted EBITDA performance; our capital expenditure and customer prepayment guidance over the next several years; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our belief that as we execute on our initiatives, we will build the inventory and service capabilities to allow us to capture future growth, including in emerging opportunities that we believe represent larger and more sustainable markets for our services.

Forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2014 and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406